UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 30, 2007

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

| | |
|---|---|
| 0-25464 | 54-1387365 |
| (Commission File Number) | (I.R.S. Employer Identification No.) |

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01. Regulation FD Disclosure.**

On October 30, 2007, Dollar Tree Stores, Inc. issued a press release stating that the Company has reached an agreement with Visa to accept Visa credit cards at all of its more than 3,300 stores beginning October 31, 2007. The company will continue to accept debit cards and Discover® Network cards at all stores. In addition, MasterCard® credit cards are accepted at approximately 980 Dollar Tree locations. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

**Item 9.01. Financial Statements and Exhibits.**

(c) Exhibits.

99.1 Press Release dated October 30, 2007 issued by Dollar Tree Stores, Inc.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**DOLLAR TREE STORES, INC.**

Date: October 30, 2007

By: /s/ Kathleen E. Mallas
Kathleen E. Mallas
Vice President - Controller

EXHIBITS

Exhibit 99.1 - Press release dated October 30, 2007 issued by Dollar Tree Stores, Inc.

Exhibit 99.1

**Dollar Tree Stores, Inc. Expands Payment-type Acceptance**
**Visa Credit Cards to be Accepted at all stores beginning October 31**

CHESAPEAKE, Va. – October 30, 2007 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's leading operator of single-price point dollar stores, today announced that it has reached an agreement with Visa to accept Visa credit cards at all of its more than 3,300 stores beginning October 31, 2007. The company will continue to accept debit cards and Discover® Network cards at all stores. In addition, MasterCard® credit cards are accepted at approximately 980 Dollar Tree locations.

"We are pleased to add the convenience of Visa credit cards for our customers in time for the holiday season," said President and CEO Bob Sasser. "Now, customers will have the option of using Visa credit cards in addition to Discover and debit cards at all of our stores across the country."

Dollar Tree Stores operates 3,334 stores in 48 states as of August 4, 2007.

CONTACT:Dollar Tree Stores, Inc., Chesapeake
Timothy J. Reid
757-321-5284
www.DollarTree.com

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